Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

The following is a message to senior leaders from Marriott President & CEO Arne Sorenson.

I wanted to let you know that on Friday, Starwood notified Marriott that it had received an unsolicited letter from a consortium of potential investors, led by Anbang Insurance Group, expressing interest in purchasing Starwood. Consistent with the terms of our November 15 merger agreement, we granted Starwood a waiver to expedite their evaluation of the non-binding proposal contained in the letter from the interested consortium.

We continue to believe that Marriott’s transaction with Starwood offers great long-term value for Starwood and Marriott stockholders. We have already made significant progress in clearing the transaction with competition authorities in a number of jurisdictions, including the United States and Canada. We are confident that the merger agreement we have announced is the best course for both our companies and offers certainty for Marriott and Starwood stockholders, in contrast to this last-minute unsolicited indication of interest, which is highly conditional and non-binding.

We will, of course, actively monitor this development and plan accordingly as we continue to work toward the closing of our transaction and the successful integration of the two companies. As always, we appreciate all the work in which you and your teams have been engaged to make this merger a great success.

Sincerely,

Arne Sorenson

President and CEO

Marriott International, Inc.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.